

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2021

Andrew Hirsch
Chief Executive Officer
C4 Therapeutics, Inc.
490 Arsenal Way, Suite 200
Watertown, MA 02472

   Re: C4 Therapeutics, Inc.
     Draft Registration Statement on Form S-1
     Submitted May 19, 2021
     CIK No. 0001662579

Dear Mr. Hirsch:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jane Park at 202-551-7439 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Edwin O'Connor, Esq.